File No. 812-

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

NF INVESTMENT CORP.

CARLYLE GMS FINANCE, INC.

CARLYLE GMS FINANCE SPV LLC

NFIC SPV LLC

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

TCG SECURITIES, L.L.C.

AN APPLICATION

TO AMEND A PRIOR ORDER UNDER

SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications, notices and orders to:	Copies to:

Seth Gardner	William G. Farrar
General Counsel	Sullivan & Cromwell LLP
Carlyle GMS Finance, Inc.	125 Broad Street
520 Madison Avenue, 38th Floor	New York, NY 10004
New York, NY 10022	(212) 558-4000
(212) 813-4900	(212) 558-1600 (fax)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

NF INVESTMENT CORP.

CARLYLE GMS FINANCE, INC.

CARLYLE GMS FINANCE SPV LLC

NFIC SPV LLC

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

520 Madison Avenue, 38th Floor

New York, NY 10022

and

TCG SECURITIES, L.L.C.

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, DC 20004

An Application to Amend a Prior Order under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940

I.	Summary of Application

On February 26, 2014, Carlyle GMS Finance, Inc. (“CGMSF”), Carlyle GMS Finance SPV LLC (“CGMSF Sub”), NF Investment Corp. (“NFIC”), NFIC SPV LLC, (“NFIC Sub”) and Carlyle GMS Investment Management L.L.C. (“CGMSIM”) obtained an order from the Securities and Exchange Commission (the “Commission”) under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, as described more fully therein (the “February 2014 Order”).1 Except as stated herein, defined terms used in this application (the “Application”) have the meanings provided in the application for the February 2014 Order, as amended and restated (the “Prior Application”).

[1]	NF Investment Corp., et al., Rel. No. IC-30900 (Jan. 31, 2014) (notice) and Rel. No. IC-30968 (Feb. 26, 2014) (order).

The Applicants (as defined below) hereby seek an amended order (“Amended Order”) from the Commission under Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act to extend the relief granted in the February 2014 Order to the extent necessary to permit a Regulated Fund (and any SPV Sub of such Regulated Fund), on the one hand, and one or more Capital Markets Affiliates (as defined below) in addition to other Co-Investment Affiliates (as defined below) (including Regulated Funds), on the other hand, to invest in Co-Investment Transactions (as defined below). “Capital Markets Affiliate” means TCG Securities, L.L.C. (“TCG”), a wholly-owned broker-dealer subsidiary of The Carlyle Group L.P. (“Carlyle”), or any future wholly- or majority-owned broker-dealer subsidiaries of Carlyle (and any future wholly-owned subsidiaries of such broker-dealer subsidiaries (including TCG)) that intend to participate in the Co-Investment Program (as defined below).2

In addition, this Application amends: (i) the definition of “Applicants” in the Prior Application to include the Capital Markets Affiliates;3 (ii) the definition of “Co-Investment Affiliates” in the Prior Application to include the Capital Markets Affiliates; (iii) the definition of “Co-Investment Transaction” to mean any transaction in which any of the Regulated Funds (or any SPV Sub) participated together with one or more Co-Investment Affiliates in reliance on the Amended Order; (iv) the definition of “Potential Co-Investment Transaction” to mean any investment opportunity in which any of the Regulated Funds (or any SPV Sub) could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Amended Order; and (v) the definition of “Conditions” in the Prior Application to include conditions 14 and 15, as described more fully in Section III.D of this Application.

Except as expressly stated herein, all representations contained in the Prior Application will remain in effect and will apply to the Co-Investment Affiliates relying on the Amended Order, and the terms and Conditions set forth in the February 2014 Order will apply to the Co-Investment Affiliates relying on the Amended Order.

[2]	As discussed in Section II.A below, TCG intends to submit a materiality consultation to Financial Industry Regulatory Authority (“FINRA”) in conjunction with its anticipated loan origination and syndication activities to be conducted by a future wholly-owned special purpose vehicle. Upon successful completion of the materiality consultation process, TCG expects that it will form a future wholly-owned subsidiary that may, from time to time, hold various financial assets in a principal capacity for a limited period of time as it seeks to sell such assets to other parties. The Applicants note that the relief sought by this Application will not be utilized unless and until TCG has concluded that it has the ability to form a future wholly-owned subsidiary to facilitate loan origination and syndication activities.
[3]	All existing entities that currently intend to rely upon the requested Amended Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Amended Order will comply with the terms and Conditions (as defined below) set forth in this Application.

II.	Background

A.	TCG

TCG, a limited liability company formed under the laws of the State of Delaware, is a wholly-owned subsidiary of Carlyle through which Carlyle conducts U.S.-based marketing and fundraising activities. TCG acts as a private placement agent with respect to the offer and sale of interests in privately offered funds.

TCG is registered as a limited purpose broker-dealer with the Commission and is a member of FINRA. It is also registered as a broker-dealer in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the Virgin Islands. Additionally, TCG operates under the international broker/dealer exemption in the Canadian provinces of Alberta, British Columbia, Ontario and Quebec. In June 2014, FINRA approved a license expansion application, enabling TCG to offer and sell interests in special purpose vehicles, specifically debt and equity tranches of collateralized commodities obligation securities and collateralized loan obligation securities for which TCG’s affiliates serve as collateral manager. TCG intends to submit a materiality consultation to FINRA in conjunction with its anticipated loan origination and syndication activities to be conducted by a wholly-owned special purpose vehicle. Upon successful completion of the materiality consultation process, TCG expects that it will form a future wholly-owned subsidiary that may, from time to time, hold various financial assets in a principal capacity for a limited period of time as such wholly-owned subsidiary seeks to sell such assets to other parties.

TCG is subject to regulation and examination by the Commission, as well as by the state securities regulatory agencies. Additionally, FINRA, a self-regulatory organization that is subject to Commission oversight, maintains regulatory authority over all securities firms doing business in the United States (including TCG), adopts and enforces rules governing the activities of its member firms, and conducts cycle examinations and targeted sweep inquiries on issues of immediate concern, among other roles and responsibilities.

B.	Updates to the Prior Application

Except as expressly stated below, the description of CGMSF, CGMSF Sub, NFIC, NFIC Sub and CGMSIM in Section II “Background” of the Prior Application is equally applicable to this Application and is, therefore, not repeated herein.

1.	CGMSF

CGMSF has elected to be treated, and intends to comply with the requirements to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 2013. As of March 31, 2015, CGMSF had net assets of approximately $403,237,000.

CGMSF’s investment objective is to generate current income and capital appreciation primarily through debt investments in U.S. middle market companies, which CGMSF defines as companies with approximately $10 million to $100 million of earnings before interest, taxes, depreciation and amortization (“EBITDA”). CGMSF seeks to achieve its investment objective by investing primarily in first lien (which may include unitranche loans and the first-out and last-out tranches thereof) and second lien senior secured loans (collectively, “Middle Market Senior Loans”). The Middle Market Senior Loans are generally made to private U.S. middle market companies that are, in many cases, controlled by private equity firms. Depending on market conditions, CGMSF expects that between 70% and 80% of the value of its assets will be invested in Middle Market Senior Loans, with the balance invested in higher-yielding investments, which may include middle market junior loans such as corporate mezzanine loans, equity co-investments, broadly syndicated first lien senior secured loans and second lien loans, high-yield bonds, structured finance obligations and/or other opportunistic investments. CGMSF expects that the composition of its portfolio will change over time given CGMSIM’s view on, among other things, the economic and credit environment (including with respect to interest rates) in which CGMSF is operating.

The Board of CGMSF (the “CGMSF Board”) is comprised of seven directors, four of whom are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (any such directors, “Non-Interested Directors”) of CGMSF.

Members of the CGMSF Board

Michael J. Petrick

Michael A. Hart

Eliot P.S. Merrill

Nigel D.T. Andrews (Non-Interested Director)

William P. Hendry (Non-Interested Director)

Michael L. Rankowitz (Non-Interested Director)

John G. Nestor (Non-Interested Director)

2.	NFIC

NFIC has elected to be treated, and intends to comply with the requirements to qualify annually, as a RIC under Subchapter M of the Code, commencing with its taxable year ended December 31, 2013. As of March 31, 2015, NFIC had net assets of approximately $107,468,000.

NFIC’s investment objective is to generate current income and capital appreciation primarily through debt investments in U.S. middle market companies, which NFIC defines as companies with approximately $10 million to $100 million of EBITDA.

NFIC seeks to achieve its investment objective by investing primarily in Middle Market Senior Loans, subject to, in the case of second lien senior secured loans, a limit of 10% of NFIC’s total assets. The Middle Market Senior Loans are generally made to private U.S. middle market companies that are, in many cases, controlled by private equity firms. In addition, NFIC may invest up to 10% of its total assets in high yield securities whose risk profile, as determined at the sole discretion of CGMSIM, is similar to or better than the risk profile of Middle Market Senior Loans. NFIC expects that the composition of its portfolio will change over time given CGMSIM’s view on, among other things, the economic and credit environment (including with respect to interest rates) in which the NFIC is operating.

The Board of NFIC (the “NFIC Board”) is comprised of five directors, three of whom are Non-Interested Directors of NFIC.

Members of the NFIC Board

Michael J. Petrick

Michael A. Hart

William P. Hendry (Non-Interested Director)

Michael L. Rankowitz (Non-Interested Director)

John G. Nestor (Non-Interested Director)

3.	CGMSIM

The Investment Committee includes Michael J. Petrick, Chairman of the Investment Committee, Managing Director of Carlyle, Head of Global Market Strategies (“GMS”) and Chairman of the CGMSF Board and of the NFIC Board; Michael A. Hart, Managing Director of Carlyle and President of CGMSF and of NFIC; Boris Okuliar, Head of Capital Markets for GMS and Head of Capital Markets for CGMSF; Christopher B. Cox, Principal of Carlyle; Linda Pace, Managing Director of Carlyle and Head of U.S. Structured Credit for GMS; and Prabu Davamanirajan, Managing Director of Carlyle and Chief Risk Officer of GMS.

III.	Order Requested

The Applicants respectfully request an Amended Order of the Commission under Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit, subject to the terms and Conditions set forth in the Application, the Capital Markets Affiliates, in addition to the other Co-Investment Affiliates (including Regulated Funds), to be able to participate with one or more of the Regulated Funds in Co-Investment Transactions together. The Applicants note that the relief sought by this Application will not be utilized unless and until TCG has concluded that it has the ability to form a future wholly-owned subsidiary to facilitate loan origination and syndication activities upon successful completion of the material consultation process with FINRA.

The Applicants seek to extend the relief granted in the February 2014 Order to the extent necessary to permit the Capital Markets Affiliates, in addition to the other Co-Investment Affiliates (including Regulated Funds), to invest in Co-Investment Transactions because such Capital Markets Affiliates would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act from participating in such Co-Investment Transactions. This Application seeks to extend the relief granted in the February 2014 Order in order to (i) enable the Regulated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the grant of relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future in which one or more Capital Markets Affiliate participates, subject to the terms and Conditions set forth in the Application and (ii) enable the Regulated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Except as discussed below, the analysis in Section III “Order Requested” of the Prior Application is equally applicable to this Application and is, therefore, not repeated herein.

A.	Sections 17(d) and 57(a)(4) of the 1940 Act

Based on the analysis in this section of the Prior Application, CGMSIM controls CGMSF and NFIC, and any other Investment Adviser will be controlling, controlled by or under common control with CGMSIM. TCG is under common control with CGMSIM, and any other Capital Markets Affiliate, as wholly- or majority-owned subsidiaries of Carlyle, will be controlling, controlled by or under common control with CGMSIM. Thus, the Capital Markets Affiliates may be deemed a person related to a Regulated Fund in a manner described by Section 57(b) of the 1940 Act (or Section 17(d) of the 1940 Act in the case of Regulated Funds that are registered under the 1940 Act) and therefore be prohibited by Section 57(a)(4) of the 1940 Act (or Section 17(d) of the 1940 Act in the case of Regulated Funds that are registered under the 1940 Act) and Rule 17d-1 under the 1940 Act from participating in Co-Investment Transactions without the Amended Order.

B.	Rule 17d-1 under the 1940 Act

Based on the analysis in this section of the Prior Application, which the Applicants believe is similarly applicable to this Application, the Applicants believe that the terms and Conditions set forth in the Application would ensure that the conflicts of interest that Sections 17(d) and 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act would be met.

C.	Protection Provided by the Proposed Conditions

The Applicants believe that the proposed Conditions, as outlined below and in the Prior Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions would ensure that each Capital Markets Affiliate would have the opportunity to participate in a Co-Investment Transaction only if the demand for a Potential Co-Investment Transaction from the Regulated Funds and the other Co-Investment Affiliates is less than the total investment opportunity presented by such Potential Co-Investment Transaction. Furthermore, the conditions set forth in the February 2014 Order, which are included in the Conditions set forth in this Application, apply equally to Co-Investment Affiliates (including the Capital Markets Affiliates) relying on the Amended Order.

The Conditions impose a variety of duties on the Investment Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include maintaining written policies and procedures reasonably designed to ensure compliance with the Conditions. If the relief sought by this Application is granted, CGMSIM will amend its allocation procedures to provide that, subject to the other Conditions set forth in the Amended Order, CGMSIM will offer investment opportunities to the Capital Markets Affiliates only if the demand for a Potential Co-Investment Transaction from the Regulated Funds and the other Co-Investment Affiliates is less than the total investment opportunity presented by such Potential Co-Investment Transaction. Furthermore, the duties imposed by the conditions set forth in the February 2014 Order, which are included in the Conditions set forth in this Application, apply equally to the Investment Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds in which one or more Capital Markets Affiliate participates, subject to the terms and Conditions set forth in the Application.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participated in a Co-Investment Transaction (including those in which one or more Capital Markets Affiliate participates) would not participate on a basis different from, or less advantageous than, that of other participants. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions (including those in which one or more Capital Markets Affiliate participants) done in accordance with the Conditions would be consistent with the provisions, policies and purposes of the 1940 Act and would be done in a manner that was not different from, or less advantageous than, the other participants.

D.	Proposed Conditions

Applicants agree that any Amended Order of the Commission granting the requested relief shall be subject to the Conditions of this Application, consisting of conditions 1 through 13 imposed by the February 2014 Order, which, for convenience, are repeated herein, and conditions 14 and 15 below:

1. Each time an investment adviser to any Co-Investment Affiliate considers a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Investment Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of such Regulated Fund’s then-current circumstances.

2. (a) If the Investment Adviser deems the Regulated Fund’s participation in any such Potential Co-Investment Transaction is appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by an Investment Adviser to be invested by the Regulated Fund in the Potential Co-Investment Transaction together with the amount proposed to be invested by the other Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participant’s Available Capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Investment Advisers will provide the directors who are eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”)4 of each participating Regulated Fund with information concerning each participating Co-Investment Affiliate’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Investment Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Co-Investment Affiliate) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with Co-Investment Affiliates only if, prior to such Regulated Fund’s and any Co-Investment Affiliates’ participation in the Potential Co-Investment Transaction, a “required majority,” as defined in Section 57(o) of the 1940 Act (“Required Majority”) of such Regulated Fund concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are

[4]

With respect to Regulated Funds that are not BDCs, the defined terms Eligible Directors and Required Majority (as defined below) apply as if each Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching of such Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A)	the interests of the shareholders of such Regulated Fund; and

(B)	such Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by the Co-Investment Affiliates would not disadvantage such Regulated Fund, and participation by such Regulated Fund is not on a basis different from or less advantageous than that of any Co-Investment Affiliate; provided that if a Co-Investment Affiliate other than such Regulated Fund gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)	the Investment Advisers agree to, and do, provide, periodic reports to such Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)

any fees or other compensation that any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (the Co-Investment Affiliates (other than the Regulated Funds) may, in turn, share their portion with their affiliated persons) and the applicable Regulated Fund in accordance with the amount of each party’s investment; and

(iv) the proposed investment by such Regulated Fund will not benefit the Investment Advisers or the Co-Investment Affiliates or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Investment Adviser will present to the Board of the Regulated Fund, on a quarterly basis, a record of all investments made by the Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that fell within such Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board of such Regulated Fund pursuant to this condition will be kept for the life of such Regulated Fund and at least two years thereafter, and it will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, a Regulated Fund will not invest in reliance on the Amended Order in any issuer in which any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for such Regulated Fund as for the Co-Investment Affiliates. The grant to a Co-Investment

Affiliate, but not such Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Investment Adviser will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to other Co-Investment Affiliates.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of each Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Co-Investment Affiliate will bear its own expenses in connection with any such disposition.

8. (a) If any Co-Investment Affiliate desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Investment Adviser will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Co-Investment Affiliates’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the applicable Investment Adviser to be invested by such Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other Co-Investment Affiliates in the same transaction exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any Co-Investment Affiliates that the applicable Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that such Regulated Fund considered but declined to participate in, comply with the conditions of the Amended Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the applicable Regulated Fund of participating in new and existing Co-Investment Transactions. All information presented to such Regulated Fund’s Board pursuant to this condition will be kept for the life of such Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

10. Each Regulated Fund will maintain the records required by section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under section 57(f).

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of any Co-Investment Affiliate (other than any other Regulated Fund).

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the applicable Investment Adviser under its respective investment advisory agreement with the applicable Regulated Fund or other Co-Investment Affiliate, be shared by such Regulated Fund and each Co-Investment Affiliate in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating applicable Regulated Fund and the Co-Investment Affiliates on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Investment Advisers of Co-Investment Affiliates pending consummation of the transaction, the fee will be deposited into an account maintained by the Investment Advisers of the Co-Investment Affiliates at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata between such Fund and the Co-Investment Affiliates based on the amounts they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates, their investment advisers nor any affiliated person (as defined in the 1940 Act) of the Regulated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a

Co-Investment Transaction (other than (a) in the case of Co-Investment Affiliates, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Investment Advisers, the, investment advisory fees paid in accordance with the agreements between such Investment Advisers and the Co-Investment Affiliates).

14. The Capital Markets Affiliates will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand with respect to such Potential Co-Investment Transaction from the Regulated Funds and the other Co-Investment Affiliates is less than the total investment opportunity.

15. The Investment Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of the applicable Investment Advisers will be notified of all Potential Co-Investment Transactions that fall within each Regulated Fund’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

IV.	Statement in Support of Relief Requested

Applicants submit that allowing the Capital Markets Affiliates to invest in Co-investment Transactions described by this Application is justified on the basis of (i) the lack of change in the manner in which CGMSF and NFIC will be managed, (ii) the potential benefits to the Regulated Fund and the shareholders thereof and (iii) the protections found in the terms and Conditions set forth in this Application.

Except as discussed below, Section IV “Statement in Support of Relief Requested” of the Prior Application is equally applicable to this Application and is, therefore, not repeated herein.

A.	Mechanics of the Co-Investment Program

Upon the issuance of the requested Amended Order and subject to any regulatory approval required for a Capital Markets Affiliate to participate in a Co-Investment Transaction in a principal capacity, the mechanics of the Co-Investment Program will remain the same as described in the Prior Application. For each referral by the Investment Advisers of Potential Co-Investment Transactions within a Regulated Fund’s Objectives and Strategies that are considered for Co-Investment Affiliates that are not Capital Markets Affiliates, the applicable Investment Adviser of the Regulated Fund will independently analyze and evaluate the investment opportunity as to its appropriateness for its respective Regulated Fund taking into consideration such Regulated Fund’s investment objectives, investment policies, investment positions, Available Capital available for investment and other factors relevant to such Regulated Fund. Upon issuance of the requested Amended Order and subject to any regulatory approval required for a Capital Markets Affiliate to participate in a Co-Investment Transaction in a principal capacity, if the aggregate amount recommended by an Investment Adviser to be invested by the Regulated Funds in a Potential Co-Investment Transaction together with the amount proposed to be invested by the other Co-Investment Affiliates that are not Capital Markets Affiliates, collectively, in the same transaction, is less than the amount of the investment opportunity, a Capital Markets Affiliate will then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity. If the aggregate amount recommended by an Investment Adviser to be invested by the Regulated Funds in a Potential Co-Investment Transaction together with the amount proposed to be invested by the other Co-Investment Affiliates that are not Capital Markets Affiliates, collectively, in the same transaction, is equal to or more than the amount of the investment opportunity, a Capital Markets Affiliate will not participate in the investment opportunity. A Capital Markets Affiliate will generally seek to privately place such an investment opportunity to one or more unaffiliated third parties before investing in the investment opportunity presented by a Potential Co-Investment Transaction in a principal capacity.

Any investment by a Capital Markets Affiliate in a Co-Investment Transaction and all subsequent activity (i.e., to sell, exchange or otherwise dispose of an investment or to complete Follow-On Investments) in a Co-Investment Transaction will be made pursuant to the Conditions contained in this Application. The Conditions require that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Regulated Fund’s purchase be the same as those applicable to any other Co-Investment Affiliate’s (including any Capital Markets Affiliate’s) purchase.

Applicants believe that the participation of the Capital Markets Affiliates in the Co-Investment Program would not raise any regulatory or mechanical concerns different from those discussed with respect to the other Co-Investment Affiliates.

B.	Potential Benefits

In the absence of the extended relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the Regulated Fund’s ability to participate in Co-Investment Transactions with the Capital Markets Affiliates, in addition to the other Co-Investment Affiliates (including Regulated Funds). Each of the CGMSF Board and NFIC Board, including the Non-Interested Directors of such Regulated Funds, has determined that it is in the best interests of CGMSF and NFIC, respectively, to participate in Co-Investment Transactions with certain other affiliates of CGMSF and NFIC, respectively, that are wholly- or majority-owned subsidiaries of

Carlyle, such as the Capital Markets Affiliates, in addition to the other Co-Investment Affiliates named in the February 2014 Order, because, among other matters: (i) each Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Amended Order rather than risk underperformance through rotational allocation of opportunities among the Co-Investment Affiliates; (iv) the Regulated Fund and any other Co-Investment Affiliates participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and Conditions set forth in the proposed Amended Order are fair to the Regulated Funds and their shareholders.5 Each of the CGMSF Board and NFIC Board, including the Non-Interested Directors of such Regulated Funds, also has determined that it is in the best interests of the Regulated Fund and its shareholders to obtain the Amended Order at the earliest possible time and instructed the officers of the Regulated Fund, CGMSIM and counsel to use all appropriate efforts to accomplish such goal. For these reasons, each of the CGMSF Board and NFIC Board has determined that is proper and desirable for each such Regulated Fund to participate in Co-Investment Transactions with certain other affiliates of CGMSF and NFIC, respectively, that are wholly- or majority-owned subsidiaries of Carlyle, such as the Capital Markets Affiliates, in addition to the other Co-Investment Affiliates named in the February 2014 Order.

C.	Protective Representations and Conditions

The terms and Conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protection: no Capital Markets Affiliate will be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand for a Potential Co-Investment Transaction from the Regulated Funds and the other Co-Investment Affiliates is less than the total investment opportunity presented by such Potential Co-Investment Transaction. In addition, the conditions set forth in the February 2014 Order, which are included in the Conditions set forth in this Application, incorporate the following critical protections: (i) in each Co-Investment Transaction, each Regulated Fund participating in the Co-Investment Transaction will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights as other Co-Investment Affiliates (including the Capital Markets Affiliates), so that none of them

[5]	It is anticipated that the Board of each other Regulated Fund will make similar findings before engaging in a Co-Investment Transaction in reliance on the requested Amended Order.

receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Furthermore, the critical protections incorporated in conditions 7 and 8 set forth in the February 2014 Order with respect to pro rata dispositions and Follow-On Investments by each Regulated Fund, which are included in the Conditions set forth in this Application, apply equally with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds in which one or more Capital Markets Affiliates participates.

V.	Precedents

The Commission previously has issued an order permitting a BDC and certain capital markets participants investing in a principal capacity, which may or may not be an affiliate of such BDC, to co-invest in Private Placement Securities. See Corporate Capital Trust, Inc., Rel. No. IC-30494 (Apr. 25, 2013) (notice), Rel. No. IC-30526 (May 21, 2013) (order). In addition, the Commission previously has issued numerous orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See orders cited in Section V “Precedents” in the Prior Application and recent co-investing orders Prospect Capital Corporation, et al., Rel. No. IC-30855 (Jan. 13, 2014) (notice), Rel. No. IC-30909 (Feb. 10, 2014) (order); HMS Income Fund, Inc., et al., Rel. No. IC-30984 (Mar. 18, 2014) (notice), Rel. No. IC-31016 (Apr. 15, 2014) (order); PennantPark Investment Corp., et al., Rel. No. IC-30985 (Mar. 19, 2014) (notice), Rel. No. IC-31015 (Apr. 15, 2014) (order); WhiteHorse Finance, Inc., et al., Rel. No. IC-31080 (June 12, 2014) (notice), Rel. No. IC-31152 (July 8, 2014) (order); Solar Capital Ltd., et al., Rel. No. IC-31143 (July 1, 2014) (notice), Rel. No. IC-31187 (July 28, 2014) (order); Fifth Street Finance Corp., et al., Rel. No. IC-31212 (Aug. 14, 2014) (notice), Rel. No. IC-31247 (Sept. 9, 2014) (order); Monroe Capital Corporation, et al., Rel. No. IC-31253 (Sept. 19, 2014) (notice), Rel. No. IC-31286 (Oct. 15, 2014) (order); TPG Specialty Lending, Inc., et al., Rel. No. IC-31338 (Nov. 18, 2014) (notice), Rel. No. IC-31379 (Dec. 16, 2014) (order); Garrison Capital Inc., et al., Rel. No. IC-31373 (Dec. 15, 2014) (notice), Rel. No. IC-31409 (Jan. 12, 2015) (order); Eagle Point Credit Company Inc., et al., Rel. No. IC-31457 (Feb. 18, 2015) (notice), Rel. No. IC-31507 (Mar. 17, 2015) (order).

VI.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

NF Investment Corp.

Carlyle GMS Finance, Inc.

Carlyle GMS Finance SPV LLC

NFIC SPV LLC

Carlyle GMS Investment Management L.L.C.

520 Madison Avenue, 38th Floor

New York, NY 10022

and

TCG Securities, L.L.C.

1001 Pennsylvania Avenue, NW, Suite 220 South

Washington, DC 20004

Applicants further state that all written or oral communications concerning this Application should be directed to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(212) 558-1600 (fax)

Applicants desire that the Commission issue an Amended Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each person executing the Application on behalf of CGMSF, CGMSF Sub, NFIC, NFIC Sub, CGMSIM or TCG says that he has duly executed the Application for and on behalf of CGMSF, CGMSF Sub, NFIC, NFIC Sub, CGMSIM or TCG; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) under the 1940 Act and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibit A and Exhibit B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.	Request for Amended Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Amended Order under Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: May 22, 2015

CARLYLE GMS FINANCE, INC.,
NF INVESTMENT CORP.,
CARLYLE GMS FINANCE SPV LLC,
NFIC SPV LLC

By:	/s/ Seth Gardner
	Name:	Seth Gardner
	Title:	General Counsel

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Seth Gardner
	Name:	Seth Gardner
	Title:	Chief Legal Officer

TCG SECURITIES, L.L.C.

By:	/s/ Monica Harris
	Name:	Monica Harris
	Title:	Chief Compliance Officer

EXHIBIT A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that he has duly executed the attached Application to amend a prior order under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated May 22, 2015, for and on behalf of Carlyle GMS Finance, Inc., Carlyle GMS Investment Management L.L.C., Carlyle GMS Finance SPV LLC, NF Investment Corp., NFIC SPV LLC and TCG Securities, L.L.C.; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

CARLYLE GMS FINANCE, INC.,
NF INVESTMENT CORP.,
CARLYLE GMS FINANCE SPV LLC,
NFIC SPV LLC

By:	/s/ Seth Gardner
	Name:	Seth Gardner
	Title:	General Counsel

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Seth Gardner
	Name:	Seth Gardner
	Title:	Chief Legal Officer

TCG SECURITIES, L.L.C.

By:	/s/ Monica Harris
	Name:	Monica Harris
	Title:	Chief Compliance Officer

EXHIBIT B

Authorization for

Carlyle GMS Finance, Inc.

NF Investment Corp.

The undersigned hereby certifies that he is the General Counsel of each of Carlyle GMS Finance, Inc. and NF Investment Corp. (each, an “Applicant”); that with respect to the attached Application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended, all actions necessary to authorize the execution and filing of the Application under the respective certificate of incorporation and by-laws of the Applicant have been taken and the person filing the Application on behalf of each Applicant is fully authorized to do so; and that the board of directors of each of Carlyle GMS Finance, Inc. and NF Investment Corp. has duly adopted the following resolutions, in the case of each of Carlyle GMS Finance, Inc. and NF Investment Corp., at a meeting duly called and held on November 5, 2014, at which a quorum was present and acting throughout:

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (each, an “Authorized Officer” and, collectively, “Authorized Officers”) be, and each of them hereby is, authorized to prepare, or to cause to be prepared, executed and filed with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for the Company and other investment companies pursuant to Section 6(c) of the Investment Company Act of 1940 (together with the rules and regulations promulgated thereunder, the “1940 Act”) or pursuant to Rule 17d-1 under the 1940 Act, to amend the order, dated February 26, 2014, granting exemptive relief to the Company (the “Order”); and it is

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized to take such other action, and to make such representations on behalf of the Company, in any matters related to the Application or any amendment thereof as they or any of them may approve as necessary or desirable; and it is

FURTHER RESOLVED, that the Authorized Officers be, and each of them acting singly hereby is, authorized to execute and cause to be filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding resolutions and the matters contemplated therein, the Authorized Officer’s execution thereof to be conclusive evidence of such approval; and it is

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed, in the name and on behalf of the Company, to execute and deliver all such certificates, instruments, and other documents, and to take or cause to be taken any and all such further actions, in each case as any such Authorized Officer may determine to be necessary, advisable or desirable to carry out fully the purpose and intent of the foregoing resolutions, including, without limitation, the incurrence and payment of fees and expenses; and it is

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, and approved in all respects as and for the acts and deeds of the Company.

CARLYLE GMS FINANCE, INC.,
NF INVESTMENT CORP.

By:	/s/ Seth Gardner
	Name:	Seth Gardner
	Title:	General Counsel